Filed Pursuant to Rule 424(b)(2)

Registration No. 333-180488

This pricing supplement, which is not complete and may be changed, relates to an effective Registration Statement under the Securities Act of 1933. This pricing supplement and the accompanying prospectus supplement and prospectus are not an offer to sell these notes in any country or jurisdiction where such an offer would not be permitted.

Pricing Supplement No.

Preliminary Pricing Supplement - Subject to Completion

(To Prospectus dated March 30, 2012,

and Series L Prospectus Supplement dated March 30, 2012)

June 21, 2013

Contingent Income Auto-Callable Notes Linked to the Least Performing of the S&P 500® Index and the EURO STOXX 50® Index, due June [28], 2023

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The notes are unsecured senior notes issued by Bank of America Corporation (“BAC”). The notes do not guarantee a full return of your principal at maturity, and you could lose up to 100% of your investment.

•	All payments due on the notes, including any repayment of principal, will be subject to our credit risk.

•	The notes will mature on June [28], 2023.

•	The payment on the notes will depend on the levels of the S&P 500® Index (“SPX”) and the EURO STOXX 50® Index (“SX5E”) (each, an “Index,” and collectively, the “Indices”).

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If, on any Observation Date, the Observation Level of each Index is greater than or equal to its respective Downside Threshold Level, we will pay a Contingent Quarterly Payment of $20 per $1,000 in principal amount (2% of the principal amount) on the applicable Contingent Payment Date.

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Prior to the maturity date, if the Observation Level of each Index is greater than or equal to its Initial Level on any Observation Date scheduled to occur on or after June [25], 2014, the notes will be automatically redeemed, in whole but not in part, at 100% of the principal amount, together with the Contingent Quarterly Payment with respect to that Observation Date. No Contingent Quarterly Payment will be payable following an early redemption.

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At maturity, the amount you will be entitled to receive per $1,000 in principal amount of the notes (the “Redemption Amount”) will depend on the individual performance of each Index. If the notes are not automatically redeemed prior to maturity, the Redemption Amount will be determined as follows:

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If the Final Level of each Index is greater than or equal to its respective Downside Threshold Level, the Redemption Amount will equal the sum of (a) the principal amount plus (b) the Contingent Quarterly Payment with respect to the Final Observation Date.

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If the Final Level of either Index is less than its respective Downside Threshold Level, the Redemption Amount will equal the product of (a) the principal amount multiplied by (b) the sum of one plus the Index Return of the Least Performing Index (each as defined below). In this case, the Redemption Amount will be less than 61.50% of the principal amount and could be zero.

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The “Downside Threshold Level” with respect to each Index will be 61.50% of its Initial Level, which will be determined on the date when the notes are priced for initial sale to the public (the “pricing date”) and set forth in the final pricing supplement.

•	The “Least Performing Index” will be the Index with the lowest Index Return.

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The “Observation Dates” will be the [25]th of each March, June, September and December during the term of the notes, commencing on September [25], 2013 and ending on June [26], 2023 (the “Final Observation Date”), subject to postponement as described in “Description of the Notes—Determining the Initial Level, the Observation Level and the Final Level of Each Index” below.

•	The “Contingent Payment Date” will be the third business day following the relevant Observation Date.

•	The notes will be issued in denominations of $1,000 and whole multiples of $1,000.

•	The notes will not be listed on any securities exchange.

•	The CUSIP number for the notes is 06048WNY2.

•	The notes will be offered at varying public offering prices related to prevailing market prices.

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The initial estimated value of the notes will be less than the public offering price. As of June 20, 2013 (the date that we determined the terms of the notes), the initial estimated value of the notes was approximately $945 per $1,000 in principal amount. See “Summary” on the following page, “Risk Factors” beginning on page PS-9 of this pricing supplement and “Structuring the Notes” on page PS-32 of this pricing supplement for additional information. The actual value of your notes at any time will reflect many factors and cannot be predicted with accuracy.

•	The purchase price of the notes to the selling agent will be [97]% of the principal amount of the notes.

•	The notes:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

The notes are unsecured and are not savings accounts, deposits, or other obligations of a bank. The notes are not guaranteed by Bank of America, N.A. or any other bank, are not insured by the Federal Deposit Insurance Corporation or any other governmental agency and involve investment risks. Potential purchasers of the notes should consider the information in “Risk Factors” beginning on page PS-9 of this pricing supplement, page S-5 of the accompanying prospectus supplement, and page 8 of the prospectus. You may lose some or all of your investment in the notes. There are important differences between the notes and a conventional debt security, including different investment risks and certain additional costs.

None of the Securities and Exchange Commission (the “SEC”), any state securities commission, or any other regulatory body has approved or disapproved of these notes or passed upon the adequacy or accuracy of this pricing supplement, or the accompanying prospectus supplement or prospectus. Any representation to the contrary is a criminal offense.

We will deliver the notes in book-entry form only through The Depository Trust Company on or about June [28], 2013 against payment in immediately available funds.

BofA Merrill Lynch

Selling Agent

SUMMARY

The Contingent Income Auto-Callable Notes Linked to the Least Performing of the S&P 500® Index and the EURO STOXX 50® Index, due June [28], 2023 (the “notes”) are our senior debt securities. The notes are not guaranteed or insured by the Federal Deposit Insurance Corporation or secured by collateral. The notes will rank equally with all of our other unsecured senior debt, and all payments due on the notes, including any repayment of the principal amount, will be subject to our credit risk. Unless earlier called, the notes will mature on June [28], 2023.

If, on any Observation Date, the Observation Level of each Index is greater than or equal to its Downside Threshold Level, we will pay a Contingent Quarterly Payment of $20 per $1,000 in principal amount of the notes (2% of the principal amount) on the applicable Contingent Payment Date. The notes will be automatically called on the relevant quarterly Contingent Payment Date if the Observation Level of each Index is greater than or equal to its Initial Level on any Observation Date scheduled to occur on or after June [25], 2014, at an amount equal to the sum of the principal amount plus the Contingent Quarterly Payment with respect to that Observation Date. If the notes are not called prior to maturity, and if the Final Level of each Index is greater than or equal to its Downside Threshold Level, we will pay to you at maturity the principal amount plus the Contingent Quarterly Payment with respect to the Final Observation Date. If the Final Level of either Index is less than its Downside Threshold Level, we will pay to you at maturity an amount equal to the product of (a) the principal amount multiplied by (b) the sum of one plus the Index Return of the Least Performing Index. The notes are not traditional debt securities and it is possible that the notes will not pay any Contingent Quarterly Payment. You may lose some or all of your investment.

Payments on the notes, including the Contingent Quarterly Payments, if any, depend on our credit risk and on the performance of the Indices. The economic terms of the notes are based on the rate we would pay to borrow funds through the issuance of market-linked notes and the economic terms of certain related hedging arrangements we enter into. The implied borrowing rate for market-linked notes is typically lower than the rate we would pay when we issue conventional fixed or floating rate debt securities. This difference in borrowing rate, as well as the underwriting discount and the hedging related charges described below, will reduce the economic terms of the notes to you and the initial estimated value of the notes. Due to these factors, the public offering price you pay to purchase the notes will be greater than the initial estimated value of the notes.

As of June 20, 2013 (the date that we determined the terms of the notes), the initial estimated value of the notes was approximately $945 per $1,000 in principal amount. The final pricing supplement will set forth the initial estimated value of the notes as of the pricing date. Please note that the initial estimated value of the notes between the date of this preliminary pricing supplement and the pricing date may fluctuate substantially, and may be significantly less than $945. However, we do not expect the initial estimated value of the notes at the time that we accept any offer to purchase the notes during that period to be less than $945 per $1,000 in principal amount. For more information about the initial estimated value and the structuring of the notes, see “Risk Factors” beginning on page PS-9 and “Structuring the Notes” on page PS-32.

You should read carefully the entire pricing supplement, prospectus supplement, and prospectus to understand fully the terms of the notes, as well as the tax and other considerations important to you in making a decision about whether to invest in the notes. In particular, you should review carefully the section in this pricing supplement entitled “Risk Factors,” which highlights a number of risks of an investment in the notes, to determine whether an investment in the notes is appropriate for you. If information in this pricing supplement is inconsistent with the prospectus supplement or prospectus, this pricing supplement will supersede those documents. You are urged to consult with your own attorneys and business and tax advisors before making a decision to purchase any of the notes.

The information in this “Summary” section is qualified in its entirety by the more detailed explanation set forth elsewhere in this pricing supplement and the accompanying prospectus supplement and prospectus. You should rely only on the information contained in this pricing supplement and the accompanying prospectus supplement and prospectus. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. Neither we nor the selling agent is making an offer to sell these notes in any jurisdiction where the offer or sale is not permitted. You should assume that the information in this pricing supplement, the accompanying prospectus supplement, and prospectus is accurate only as of the date on their respective front covers.

Capitalized terms used but not defined in this pricing supplement have the meanings set forth in the accompanying prospectus supplement and prospectus. Unless otherwise indicated or unless the context requires otherwise, all references in this pricing supplement to “BAC,” “we,” “us,” “our,” or similar references are to Bank of America Corporation (“BAC”).

Issuer:	Bank of America Corporation (“BAC”)

Term:	10 years

Indices:	S&P 500® Index (Bloomberg symbol: “SPX”) and EURO STOXX 50® Index (Bloomberg symbol: “SX5E”). See the sections entitled “The Indices” beginning on page PS-22 of this pricing supplement.

Automatic Call:	All (but not less than all) of the notes will be automatically called if the Observation Level of each Index is greater than or equal to its Initial Level on any Observation Date scheduled to occur on or after June [25], 2014. If the notes are automatically called, the Early Redemption Payment will be paid on the applicable Contingent Payment Date.

Early Redemption Payment:	The sum of the principal amount plus the Contingent Quarterly Payment with respect to the applicable Observation Date.

Contingent Quarterly Payment:	If, on any Observation Date, the Observation Level of each Index is greater than or equal to its Downside Threshold Level, we will pay a Contingent Quarterly Payment of $20 per $1,000 in principal amount (2% of the principal amount) on the applicable Contingent Payment Date. Accordingly, the maximum return on the notes is equal to 8% per annum.

Redemption Amount:

If the notes have not been automatically called, the Redemption Amount will be:

•       if the Final Level of each Index is greater than or equal to its Downside Threshold Level, the sum of (a) the principal amount plus (b) the Contingent Quarterly Payment with respect to the Final Observation Date.

•       if the Final Level of either Index is less than its Downside Threshold Level, the product of (a) the principal amount multiplied by (b) the sum of one plus the Index Return of the Least Performing Index.

Initial Level:	The Initial Level of each Index will be set on the pricing date and may be higher or lower than its actual closing level of the Index on the pricing date.

Observation Level:	The closing level of an Index on the applicable Observation Date.

Final Level:	The Observation Level of an Index on the Final Observation Date.

Downside Threshold Level:	With respect to each Index, 61.50% of its respective Initial Level.

Index Return:	With respect to each Index,	(	Final Level - Initial Level	)
Initial Level

Least Performing Index:	The Index with the lowest Index Return.

Issue Date:	June [28], 2013

Maturity Date:	June [28], 2023

Observation Dates:	The [25]th of each March, June, September and December during the term of the notes, commencing on September [25], 2013 and ending on June [26], 2023, subject to postponement as described in “Description of the Notes—Determining the Initial Level, the Observation Level and the Final Level of Each Index” below.

Final Observation Date:	June [26], 2023

Contingent Payment Dates:	The third business day following the relevant Observation Date

Calculation Agent:	Merrill Lynch, Pierce, Fenner & Smith Incorporated (“MLPF&S”), a subsidiary of BAC.

Selling Agent:	MLPF&S

Hypothetical Payments on the Notes

The examples below illustrate hypothetical payments on the notes on a $1,000 investment in the notes for a range of Observation Levels or Final Levels of the Indices.

The examples are based on a Contingent Quarterly Payment of $20 per note, a hypothetical Initial Level of 1,500 for the SPX and 2,500 for the SX5E, and a hypothetical Downside Threshold Level of 922.50 for the SPX and 1,537.50 for the SX5E (61.50% of each Index’s respective hypothetical Initial Level).

The hypothetical payments and examples set forth below are for illustrative purposes only and may not be the actual payments applicable to the notes. The numbers appearing in the following examples have been rounded for ease of analysis.

Example 1 — Notes are called on the fourth Observation Date

Date	Observation Level	Payment (per Note)
First Three Observation Dates	SPX: various (at or above Downside Threshold Level; below Initial Level) SX5E: various (below Downside Threshold Level and Initial Level)	$0

Fourth Observation Date	SPX: 1,600 (at or above its Initial Level) SX5E: 2,600 (at or above its Initial Level)	$1,020
	Total Payment	$1,020 (2% return)

In this example, even though the Observation Levels of the SPX are at or above its Downside Threshold Level on the first three Observation Dates, because the Observation Levels of the SX5E are below its Downside Threshold Level, no Contingent Quarterly Payment with respect to the first three Observation Dates is paid.

Since the Observation Level of each Index on the fourth Observation Date is greater than or equal to its Initial Level and the notes are called, we will pay on the fourth Contingent Payment Date a total of $1,020 per note (the sum of the principal amount plus the applicable Contingent Quarterly Payment), a 2% return on the notes. You will not receive any further payments on the notes.

Example 2 — Notes are called on the sixth Observation Date

Date	Observation Level	Payment (per Note)
First Observation Date	SPX: 1,600 (at or above Downside Threshold Level and Initial Level) SX5E: 2,400 (at or above Downside Threshold Level; but below Initial Level)	$20 (Contingent Quarterly Payment)

Second through Fifth Observation Dates	SPX: various (at or above Downside Threshold Level; but below Initial Level) SX5E: various (below Downside Threshold Level and Initial Level)	$0

Sixth Observation Date	SPX: 1,600 (at or above Downside Threshold Level and Initial Level) SX5E: 2,500 (at or above Downside Threshold Level and Initial Level)	$1,020 (Early Redemption Payment)

	Total Payment	$1,040 (4% return)

In this example, even though the Observation Level of the SPX is at or above its Initial Level on the first Observation Date, because the Observation Level of the SX5E is below its Initial Level, the notes are not redeemed on the first Observation Date. Because the Observation Level of each Index on the first Observation Date is at or above its Downside Threshold Level, the Contingent Quarterly Payment with respect to that Observation Date is paid.

On each of the second through the fifth Observation Dates, even though the Observation Level of the SPX is at or above its Downside Threshold Level, because the Observation Level of the SX5E is below its Downside Threshold Level on each of those Observation Dates, no Contingent Quarterly Payment is made with respect to those Observation Dates, and the notes are not called.

Since the Observation Level of each Index on the sixth Observation Date is greater than or equal to its Initial Level, the notes are called. On the applicable Contingent Payment Date, we will pay the Early Redemption Payment of $1,020 per note (the sum of the principal amount plus the applicable Contingent Quarterly Payment) on the sixth Contingent Payment Date. When added to the Contingent Quarterly Payment of $20 received in respect of the prior Observation Dates, you will have received a total of $1,040, a 4% return on the notes. You will not receive any further payments on the notes.

Example 3 — Notes are NOT called and the Final Level of each Index is at or above its Downside Threshold Level.

Date	Observation Level / Final Level	Payment (per Note)
First through Thirty-Ninth Observation Dates	SPX: various (all at or above Downside Threshold Level; but below Initial Level) SX5E: various (all at or above Downside Threshold Level and Initial Level)	$780 (Contingent Quarterly Payments)

Final Observation Date	SPX: 950 (all at or above Downside Threshold Level; but below Initial Level) SX5E: 1,800 (all at or above Downside Threshold Level; but below Initial Level)	$1,020 (Redemption Amount)

	Total Payment	$1,800 (80% return over the term of the notes, which is equivalent to 8% per annum)

This example illustrates that the notes will not be automatically called if the Observation Level of either Index is below its Initial Level on each Observation Date, but the Contingent Quarterly Payment will be paid with respect to each Observation Date when the applicable Observation Level of each Index is at or above its Downside Threshold Level.

Since the notes are not called and the Final Level of each Index is at or above its Downside Threshold Level, at maturity, we will pay a total of $1,020 per note (the sum of the principal amount plus the final Contingent Quarterly Payment). When added to the Contingent Quarterly Payments of $780 received in respect of the prior Observation Dates, we will have paid a total of $1,800, a 80% return on the notes over the term of the notes (8% per annum).

Example 4 — Notes are NOT called and the Final Level of one Index is below its Downside Threshold Level.

Date	Observation Level / Final Level	Payment (per Note)
First through Thirty-Ninth Observation Dates	SPX: various (at or above Downside Threshold Level; but below Initial Level) SX5E: various (below Downside Threshold Level and Initial Level)	$0
Final Observation Date	SPX: 950 (all at or above Downside Threshold Level; but below Initial Level)	1,000 × [1+	(1,000 - 1,500)	] = $666.67
1,500

	SX5E: 1,000 (below Downside Threshold Level and Initial Level)	(Redemption Amount)

	Total Payment	$666.67 (-33.33% return)

This example illustrates that we will not pay any Contingent Quarterly Payment on any Contingent Payment Date if the applicable Observation Level of either Index is below its Downside Threshold Level and that the notes will not be automatically called if the Observation Level of either Index is below its Initial Level on each Observation Date.

Since the notes are not called and the Final Level of one Index is below its Downside Threshold Level, at maturity, we will pay $666.67 per note, which reflects the performance of the Least Performing Index. Since there is no Contingent Quarterly Payment received in respect of the prior Observation Dates, we will have paid $666.67, a 33.33% loss to you on the notes.

RISK FACTORS

Your investment in the notes entails significant risks, many of which differ from those of a conventional debt security. Your decision to purchase the notes should be made only after carefully considering the risks of an investment in the notes, including those discussed below, with your advisors in light of your particular circumstances. The notes are not an appropriate investment for you if you are not knowledgeable about significant elements of the notes or financial matters in general.

General Risks Relating to the Notes

Your investment may result in a loss; there is no guaranteed return of principal. The notes are not principal protected. There is no fixed repayment amount of principal on the notes at maturity. If the notes are not called and the Final Level of either Index is below its Downside Threshold Level, the Redemption Amount will equal the principal amount multiplied by the sum of one plus the Index Return of the Least Performing Index. In that case, the Redemption Amount will be less than 61.50% of the principal amount and could be zero. As a result, depending on the performance of the Indices, you may lose all or a substantial portion of your investment.

Your return on the notes, if any, is limited to the return represented by the Contingent Quarterly Payments over the term of the notes. Your return on the notes, if any, is limited to the Contingent Quarterly Payments paid over the term of the notes, regardless of the extent to which the Observation Levels of either Index exceed its Downside Threshold Level or Initial Level. Accordingly, the maximum return on the notes is 8% per annum, and the actual return may be substantially less. Similarly, the Redemption Amount payable at maturity or the Early Redemption Payment payable upon an automatic call will never exceed the principal amount and the Contingent Quarterly Payment with respect to the applicable Observation Date, regardless of the extent to which the applicable Observation Level of either Index exceeds its Initial Level or Downside Threshold Level.

The notes are subject to a potential automatic early redemption, which would limit your ability to receive Contingent Quarterly Payments over the full term of the notes. The notes are subject to a potential automatic early redemption. Prior to maturity, the notes will be automatically called on any Observation Date scheduled to occur on or after June [25], 2014. If the notes are redeemed prior to the maturity date, you will be entitled to receive the principal amount and the Contingent Quarterly Payment with respect to the applicable Observation Date. In this case, you will lose the opportunity to continue to receive Contingent Quarterly Payment after the date of early redemption. If the notes are redeemed prior to the maturity date, you may be unable to invest in other securities with a similar level of risk that could provide a return that is similar to the notes.

You may not receive any Contingent Quarterly Payments. Investors in the notes will not necessarily receive Contingent Quarterly Payments on the notes. If the Observation Level of either Index is less than its Downside Threshold Level on an Observation Date, you will not receive the Contingent Quarterly Payment applicable to that Observation Date. If the Observation Level of either Index is less than its Downside Threshold Level on all the Observation Dates during the term of the notes, you will not receive any Contingent Quarterly Payment during the term of the notes, and will not receive a positive return on the notes.

Your yield may be less than the yield on a conventional debt security of comparable maturity. Any yield that you receive on the notes, which could be negative, may be less than the return you would earn if you purchased a conventional debt security with the same maturity date. As a result, your investment in the notes may not reflect the full opportunity cost to you when you consider factors, such as inflation, that affect the time value of money.

Your investment return is limited and may be less than a comparable investment directly in the Indices, or the securities represented by the Indices. Your return on the notes is limited to the return represented by the Contingent Quarterly Payments over the term of the notes. In contrast, a direct investment in the Indices or the securities represented by the Indices would allow you to receive the benefit of any appreciation in their value. Thus, any return on the notes will not reflect the return you would realize if you actually owned the securities represented by the Indices and received the dividends paid or distributions made on them. Similarly, you will not receive any benefit from any changes in the value of the euro which you may have received if you owned directly the securities represented by the SX5E.

Payments on the notes are subject to our credit risk, and actual or perceived changes in our creditworthiness are expected to affect the value of the notes. The notes are our senior unsecured debt securities. As a result, all payments on the notes are dependent upon our ability to repay our obligations on the applicable payment date. This will be the case even if the value of each Index increases after the pricing date. No assurance can be given as to what our financial condition will be at any time during the term of the notes.

Our credit ratings are an assessment by ratings agencies of our ability to pay our obligations. Consequently, our perceived creditworthiness and actual or anticipated decreases in our credit ratings or increases in our credit spreads prior to the maturity date may adversely affect the market value of the notes. However, because your return on the notes depends upon factors in addition to our ability to pay our obligations, such as the levels of the Indices, an improvement in our credit ratings will not reduce the other investment risks related to the notes.

You must rely on your own evaluation of the merits of an investment linked to the Indices. In the ordinary course of their businesses, our affiliates may have expressed views on expected movements in the Indices, and may do so in the future. These views or reports may be communicated to our clients and clients of our affiliates. However, these views are subject to change from time to time. Moreover, other professionals who deal in markets relating to an Index may at any time have significantly different views from those of our affiliates. For these reasons, you are encouraged to derive information concerning the Indices from multiple sources, and you should not rely on the views expressed by our affiliates.

The public offering price you pay for the notes will exceed their initial estimated value. The initial estimated value of the notes that is provided in this preliminary pricing supplement, and that will be provided in the final pricing supplement, are each an estimate only, determined as of a particular point in time by reference to our and our affiliates’ pricing models. These pricing models consider certain assumptions and variables, including our credit spreads, our implied borrowing rate, mid-market terms on hedging transactions, expectations on interest rates and volatility, price-sensitivity analysis, and the expected term of the notes. These pricing models rely in part on certain forecasts about future events, which may prove to be incorrect.

If you attempt to sell the notes prior to maturity, their market value may be lower than the price you paid for them and lower than their initial estimated value. This is due to, among other things, changes in the levels of the Indices, the implied borrowing rate we pay to issue market-linked notes, and the inclusion in the public offering price of the underwriting discount and the hedging related charges, all as further described in “Structuring the Notes” on page PS-32. These factors, together with various credit, market and economic factors over the term of the notes, are expected to reduce the price at which you may be able to sell the notes in any secondary market and will affect the value of the notes in complex and unpredictable ways.

The initial estimated value does not represent a minimum or maximum price at which we, MLPF&S or any of our affiliates would be willing to purchase your notes in any secondary market (if any exists) at any time. The value of your notes at any time after the date of this pricing supplement will vary based on many factors that cannot be predicted with accuracy, including our creditworthiness and changes in market conditions.

We cannot assure you that a trading market for your notes will ever develop or be maintained. We will not list the notes on any securities exchange. We cannot predict how the notes will trade in any secondary market or whether that market will be liquid or illiquid.

The development of a trading market for the notes will depend on our financial performance and other factors, including changes in the value of the Indices. The number of potential buyers of your notes in any secondary market may be limited. We anticipate that the selling agent will act as a market-maker for the notes, but neither we nor the selling agent is required to do so. There is no assurance that any party will be willing to purchase your notes at any price in any secondary market. The selling agent may discontinue its market-making activities as to the notes at any time. To the extent that the selling agent engages in any market-making activities, it may bid for or offer the notes. Any price at which the selling agent may bid for, offer, purchase, or sell any notes may differ from the values determined by pricing models that it may use, whether as a result of dealer discounts, mark-ups, or other transaction costs. These bids, offers, or completed transactions may affect the prices, if any, at which the notes might otherwise trade in the market.

In addition, if at any time the selling agent were to cease acting as a market-maker as to the notes, it is likely that there would be significantly less liquidity in the secondary market. In such a case, the price at which the notes could be sold likely would be lower than if an active market existed.

The payments on the notes will not reflect changes in the levels of the Indices other than on the Observation Dates. Changes in the levels of the Indices during the term of the notes other than on the Observation Dates will not affect the amount of payments on the notes or whether the notes will be called. The calculation agent will determine whether the Contingent Quarterly Payment is payable, or whether the notes will be called, and calculate the Redemption Amount, by comparing only the Initial Level or the Downside Threshold Level to the Observation Level or the Finial Level for each Index. No other levels of the Indices will be taken into account. As a result, if the notes are not called prior to maturity, you will receive less than the principal amount at maturity even if the level of each Index has increased at certain times during the term of the notes before decreasing to a level that is less than its Downside Threshold Level as of the Final Observation Date.

Because the notes are linked to the lesser performing (and not the average performance) of the two Indices, you may not receive any return on the notes and may lose some or all of your principal amount even if the Observation Level of one Index is always greater than or equal to its Downside Threshold Level. Your notes are linked to two Indices, and a change in the level of one Index may not correlate with changes in the level of the other Index. Even if the Observation Level of one Index is at or above its Downside Threshold Level on an Observation Date, you will not receive the Contingent Quarterly Payment with respect to that Observation Date if the Observation Level of the other Index is below its Downside Threshold Level on that day. In addition, even if the Final Level of one Index is at or above its Downside Threshold Level, you will lose at least 38.50% of your principal if the Final Level of the other Index is below its Downside Threshold Level.

If you attempt to sell the notes prior to maturity, their market value, if any, will be affected by various factors that interrelate in complex ways, and their market value may be less than their principal amount. Unlike savings accounts, certificates of deposit, and other similar investment products, you have no right to have your notes redeemed prior to maturity. If you wish to liquidate your investment in the notes prior to maturity, your only option would be to sell them. At that time, there may be an illiquid market for the notes or no market at all. Even if you were able to sell your notes, there are many factors outside of our control that may affect their market value, some of which, but not all, are stated below. Some of these factors are interrelated in complex ways. As a result, the effect of any one factor may be offset or magnified by the effect of another factor. The following paragraphs describe the expected impact on the market value of the notes from a change in a specific factor, assuming all other conditions remain constant.

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Levels of the Indices. Because the payments on the notes are tied to the levels of the Indices on the Observation Dates, including the Final Observation Date, we anticipate that the market value of the notes at any time generally will depend to a significant extent on the levels of the Indices. The levels of the Indices will be influenced by complex and interrelated political, economic, financial, and other factors that affect the capital markets generally, the markets on which the securities included in the Indices are traded, and the market segments of which these assets are a part. Even if the level of one or both of the Indices increase after the pricing date, if you are able to sell your notes before the maturity date, you may receive substantially less than the amount that would be payable at maturity based on that level because of the anticipation that the levels of the Indices will continue to fluctuate until the Final Observation Date. If you sell your notes when the level of one or both of the Indices is less than, or not sufficiently above, the applicable Downside Threshold Level, then you may receive less than the principal amount. In general, the market value of the notes will decrease as the level of one or both of the Indices decreases, and increase as the levels of the Indices increase. However, as the level of one or both of the Indices increases or decreases, the market value of the notes is not expected to increase or decrease at the same rate.

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Volatility of the Indices. Volatility is the term used to describe the size and frequency of market fluctuations. The volatility of the Indices during the term of the notes may vary. In addition, an unsettled international environment and related uncertainties may result in greater market volatility, which may continue over the term of the notes. Increases or decreases in the volatility of the Indices may have an adverse impact on the market value of the notes.

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Economic and Other Conditions Generally. The general economic conditions of the capital markets in the United States and Europe, as well as geopolitical conditions and other financial, political, regulatory, and judicial events that affect stock markets generally, may affect the value of the Indices and the value of the notes.

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Interest Rates. We expect that changes in interest rates will affect the market value of the notes. In general, if U.S. interest rates increase, we expect that the market value of the notes will decrease, and conversely, if U.S. interest rates decrease, we expect that the market value of the notes will increase. In general, we expect that the longer the amount of time that remains until maturity, the more significant the impact of these changes will be on the value of the notes. The level of prevailing interest rates in the United States and the Europe also may affect the U.S. and European economy, and, in turn, the levels of the Indices.

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Dividend Yields. In general, if dividend yields on the securities included in the Indices increase, we anticipate that the market value of the notes will decrease; conversely, if those dividend yields decrease, we anticipate that the market value of the notes will increase.

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Our Financial Condition and Creditworthiness. Our perceived creditworthiness, including any increases in our credit spreads and any actual or anticipated decreases in our credit ratings, may adversely affect the market value of notes. In general, we expect the longer the amount of time that remains until maturity, the more significant the impact will be on the value of the notes. However, a decrease in our credit spreads or an improvement in our credit ratings will not necessarily increase the market value of notes.

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Time to Maturity. There may be a disparity between the market value of the notes prior to maturity and their value at maturity. This disparity is often called a time “value,” “premium,” or “discount,” and reflects expectations concerning the value of the Indices prior to the maturity date. As the time to maturity decreases, this disparity will likely decrease, such that the value of the notes will approach the amount that would be payable at maturity based on the then-current value of the Indices.

Purchases and sales by us and our affiliates may affect your return. We and our affiliates may from time to time buy or sell securities included in the Indices, or futures or options contracts on the Indices or securities included in the Indices for our own accounts for business reasons. We also expect to enter into these transactions in connection with hedging our obligations under the notes. These transactions could affect the value of the securities included in the Indices and, in turn, the value of one or both of the Indices in a manner that could be adverse to your investment in the notes. Any purchases or sales by us, our affiliates or others on our behalf on or before the pricing date may temporarily increase or decrease the value of an Index or securities included in an Index. Consequently, the values of that Index or securities included in that Index may change subsequent to the pricing date of the notes, affecting the value of the Index and therefore the market value of the notes.

Our trading and hedging activities may create conflicts of interest with you. We or one or more of our affiliates, including MLPF&S, may engage in trading activities related to the Indices that are not for your account or on your behalf. We and our affiliates from time to time may buy or sell the securities included in one or both of the Indices or related futures or options contracts for our own accounts, for business reasons, or in connection with hedging our obligations under the notes. We also may issue, or our affiliates may underwrite, other financial instruments with returns based upon one or both of the Indices. These trading and underwriting activities could affect the Indices in a manner that would be adverse to your investment in the notes.

We expect to enter into arrangements to hedge the market risks associated with our obligation to pay the amounts due under the notes. We may seek competitive terms in entering into the hedging arrangements for the notes, but are not required to do so, and we may enter into such hedging arrangements with one of our subsidiaries or affiliates. This hedging activity is expected to result in a profit to those engaging in the hedging activity, which could be more or less than initially expected, but which could also result in a loss for the hedging counterparty.

We or our affiliates may enter into these transactions on or prior to the pricing date, in order to hedge some or all of our anticipated obligations under the notes. This hedging activity could increase the value of one or both of the Indices on the pricing date.

In addition, from time to time during the term of the notes and in connection with the determination of the Observation Level of each Index, we or our affiliates may enter into additional hedging transactions or adjust or close out existing hedging transactions. We or our affiliates also may enter into hedging transactions relating to other notes or instruments that we issue, some of which may have returns calculated in a manner related to that of the notes. We or our affiliates will price these hedging transactions with the intent to realize a profit, considering the risks inherent in these hedging activities, whether the value of the notes increases or decreases. However, these hedging activities may result in a profit that is more or less than initially expected, or could result in a loss.

These trading activities may present a conflict of interest between your interest in your notes and the interests we and our affiliates may have in our proprietary accounts, in facilitating transactions, including block trades, for our other customers, and in accounts under our management. These trading activities, if they influence the value of the Indices or secondary trading in your notes, could be adverse to your interests as a beneficial owner of the notes.

Our hedging activities may affect your return on the notes and their market value. We, or one or more of our affiliates, including MLPF&S, may engage in hedging activities that may affect the value of the Indices. Accordingly, our hedging activities may increase or decrease the market value of your notes prior to maturity, including during on each Observation Date, and may affect the payments on the notes. In addition, we or one or more of our affiliates, including MLPF&S, may purchase or otherwise acquire a long or short position in the notes. We or any of our affiliates, including MLPF&S, may hold or resell the notes. Although we have no reason to believe that any of those activities will have a material impact on the value of the Indices, we cannot assure you that these activities will not affect the value of the Indices and the market value of your notes prior to maturity, and the payments on the notes.

There may be potential conflicts of interest involving the calculation agent. We have the right to appoint and remove the calculation agent. One of our affiliates will be the calculation agent for the notes and, as such, will have the sole discretion to determine the Initial Level and the Downside Threshold Level of each Index, the Observation Levels, the Final Level, and the Index Return of each Index, whether each Contingent Quarterly Payment is payable, whether the notes will be called, and the Redemption Amount. Under some circumstances, these duties could result in a conflict of interest between our affiliate’s status as our affiliate and its responsibilities as calculation agent. These conflicts could occur, for instance, in connection with the calculation agent’s determination as to whether a “Market Disruption Event” has occurred. See the sections entitled “Description of the Notes — Market Disruption Events,” “—Adjustments to an Index,” and “—Discontinuance of an Index.” The calculation agent will be required to carry out its duties in good faith and using its reasonable judgment. However, because the calculation agent is not acting as your agent, and because we expect to control the calculation agent, potential conflicts of interest could arise.

The price at which you purchase the notes may be different than the price paid by other investors. In the initial offering, the notes are being offered at variable prices. The price at which you purchase the notes will depend upon a variety of factors, including the levels of the Indices, interest rates and other market conditions on the date that you make your purchase, and the broker through which you purchase your notes. Any price that you pay may be higher or lower than the price at which any other investor may purchase the notes.

The U.S. federal income tax consequences of an investment in the notes are uncertain, and may be adverse to a holder of the notes. No statutory, judicial, or administrative authority directly addresses the characterization of the notes or securities similar to the notes for U.S. federal income tax purposes. As a result, significant aspects of the U.S. federal income tax consequences of an investment in the notes are not certain. Under the terms of the notes, you will have agreed with us to treat the notes as callable income-bearing single financial contracts, as described under “U.S. Federal Income Tax Summary—General.” If the Internal Revenue Service (the “IRS”) were successful in asserting an alternative characterization for the notes, the timing and character of income or loss with respect to the notes may differ. No ruling will be requested from the IRS with respect to the notes and no assurance can be given that the IRS will agree with the statements made in the section entitled “U.S. Federal Income Tax Summary.”

You are urged to consult with your own tax advisor regarding all aspects of the U.S. federal income tax consequences of investing in the notes.

Risks Relating to the Indices

You will have no rights as a securityholder, you will have no rights to receive any of the securities represented by the Indices, and you will not be entitled to dividends or other distributions by the issuers of these securities. The notes are our debt securities. They are not equity instruments, shares of stock, or securities of any other issuer. Investing in the notes will not make you a holder of any of the securities represented by the Indices. You will not have any voting rights, any rights to receive dividends or other distributions, or any other rights with respect to those securities. The calculation agent will determine all payments on the notes by reference to the applicable levels of each Index. As a result, the return on the notes may not reflect the return you would realize if you actually owned those securities and received the dividends paid or other distributions made in connection with them.

Additionally, the values of the Indices reflect only the prices of the securities included in the Indices or their components and do not take into consideration the value of the dividends paid on those securities. The notes will be paid in cash and you have no right to receive delivery of any of these securities.

Because the SX5E includes securities traded on the Eurex, your return may be affected by factors affecting European securities markets. The SX5E includes stocks traded on the Eurex and is computed by reference to the sales prices of those securities as reported by the Eurex. Therefore, the return on your notes will be affected by factors affecting the value of securities in the relevant European markets. These markets may be more volatile than U.S. or other securities markets and may be affected by market developments in different ways than U.S. or other securities markets. Direct or indirect government intervention to stabilize a particular securities market and cross-shareholdings in companies in the relevant foreign markets may affect prices and the volume of trading in those markets. Also, there is generally less publicly available information about foreign companies than about U.S. companies that are subject to the reporting requirements of the SEC. Additionally, accounting, auditing, and financial reporting standards and requirements in European countries differ from those applicable to U.S. reporting companies.

The prices and performance of securities of companies in European countries may be affected by political, economic, financial, and social factors in the relevant countries. In addition, recent or future changes in government, economic, and fiscal policies in the relevant jurisdictions, the possible imposition of, or changes in, currency exchange laws, or other laws or restrictions, and possible fluctuations in the rate of exchange between the dollar and the euro, are factors that could negatively affect the relevant securities markets. Moreover, the relevant foreign economies may differ favorably or unfavorably from the U.S. economy in economic factors such as growth of gross national product, rate of inflation, capital reinvestment, resources, and self-sufficiency.

The respective publishers of the Indices may adjust such Indices in a way that affects their value, and these respective publishers have no obligation to consider your interests. Each Index Publisher (as defined below) can add, delete, or substitute the components included in an Index or make other methodological changes that could change the value of such Index. You should realize that the changing of companies included in an Index may affect such Index, as a newly added component may perform significantly better or worse than the component it replaces. Additionally, an Index Publisher may alter, discontinue, or suspend calculation or dissemination of an Index. Any of these actions could adversely affect the value of the notes. The Index Publishers will have no obligation to consider your interests in calculating or revising the Indices.

Except to the extent that our common stock is included in the SPX, we do not control any company included in either Index and are not responsible for any disclosure made by any other company. We currently, or in the future, may engage in business with companies represented by the Indices, and we or our affiliates may from time to time own securities of companies included in the Indices. However, neither we nor any of our affiliates, including MLPF&S, have the ability to control the actions of any of these companies or assume any responsibility for the adequacy or accuracy of any publicly available information about any of these companies, except to the extent that our common stock is included in the SPX. You should make your own investigation into the Indices and the companies represented by the applicable constituent securities.

Neither of the Index Publishers, their affiliates, nor any company included in the Index or its components will be involved in the offering of the notes or will have any obligation of any sort with respect to the notes. As a result, none of those companies will have any obligation to take your interests as holders of notes into consideration for any reason, including taking any corporate actions that might affect the value of the securities represented by the Indices or the value of the notes.

Our business activities relating to the companies represented by the constituent securities of the Indices may create conflicts of interest with you. We and our affiliates, including MLPF&S, may engage in business with the companies represented by the Indices, including making loans to, equity investments in, or providing investment banking, asset management, or other services to those companies, their affiliates, and their competitors. In connection with these activities, we may receive information about those companies that we will not divulge to you or other third parties. One or more of our affiliates have published, and in the future may publish, research reports on one or more of these companies. This research is modified from time to time without notice and may express opinions or provide recommendations that are inconsistent with purchasing or holding of the notes. Any of these activities may affect the market value of the notes. We, or any of our affiliates, do not make any representation to any purchasers of the notes regarding any matters whatsoever relating to the issuers of the securities included in either Index. Any prospective purchaser of the notes should undertake an independent investigation of the companies whose securities are included in the Indices as in its judgment is appropriate to make an informed decision regarding an investment in the notes. The inclusion of the securities of those companies in the Indices does not reflect any investment recommendations from us or our affiliates.

USE OF PROCEEDS

We will use the net proceeds we receive from each sale of the notes for the purposes described in the accompanying prospectus under “Use of Proceeds.” In addition, we expect that we or our affiliates may use a portion of the net proceeds to hedge our obligations under the notes.

DESCRIPTION OF THE NOTES

General

The notes are part of a series of medium-term notes entitled “Medium-Term Notes, Series L” issued under the Senior Indenture, as amended and supplemented from time to time. The Senior Indenture is more fully described in the prospectus supplement and prospectus. The following description of the notes supplements the description of the general terms and provisions of the notes and debt securities set forth under the headings “Description of the Notes” in the prospectus supplement and “Description of Debt Securities” in the prospectus. These documents should be read in connection with this pricing supplement.

The notes will be issued in denominations of $1,000 and whole multiples of $1,000. You may transfer the notes only in whole multiples of $1,000.

Prior to maturity, the notes are not repayable at your option. The notes may be automatically called prior to maturity as described under “—Automatic Early Redemption.”

The notes are not subject to any sinking fund.

The notes will be issued in book-entry form only.

Contingent Quarterly Payment

If, on any Observation Date, the Observation Level of each Index is greater than or equal to its Downside Threshold Level, we will pay the Contingent Quarterly Payment on the applicable Contingent Payment Date.

The “Contingent Quarterly Payment” will be $20 per note (2% of the principal amount).

The “Downside Threshold Level” for each Index will be 61.50% of its Initial Level.

The “Observation Dates” will be the [25]th of each March, June, September and December during the term of the notes, commencing on September [25], 2013 and ending on June [26], 2023 (the “Final Observation Date”), subject to postponement as described in “—Determining the Initial Level, the Observation Level and the Final Level of Each Index” below.

The “Contingent Payment Date” will be the third business day following the relevant Observation Date.

For so long as the notes are held in book-entry only form, we will pay Contingent Quarterly Payment to the persons in whose names the notes are registered at the close of business one business day prior to each Contingent Payment Date. If the notes are not held in book-entry only form, the record dates will be the first day of the month in which the applicable Observation Dates occur.

Notwithstanding the foregoing, the Redemption Amount, including the Contingent Quarterly Payment with respect to the Final Observation Date, if any will be paid to the persons in whose names the notes are registered on the maturity date.

A “business day” means any day other than a day on which banking institutions in New York, New York are authorized or required by law, regulation, or executive order to close or a day on which transactions in U.S. dollars are not conducted.

The “trading day” for the SPX means a day on which (1) the NYSE and NASDAQ, or any successor exchanges, are open for trading and (2) the SPX, or any successor to the SPX, is calculated and published.

The “trading day” for the SX5E means a day on which (1) the Eurex, or any successor to the Eurex, is open for trading and (2) the SX5E, or any successor to the SX5E, is calculated and published.

Automatic Early Redemption

The notes will be automatically called in whole, but not in part, prior to maturity if the Observation Level of each Index on any Observation Date scheduled to occur on or after June [25], 2014 is greater than or equal to its Initial Level. Upon an early redemption, you will receive the Early Redemption Payment on the applicable Contingent Payment Date. You will not receive any Contingent Quarterly Payments after the early redemption date.

The “Early Redemption Payment” will be the principal amount of your notes, plus the Contingent Quarterly Payment with respect to the applicable Observation Date.

Redemption Amount

If your notes are not automatically called prior to maturity, then at maturity, subject to our credit risk as issuer of the notes, you will receive the Redemption Amount per note that you hold, denominated in U.S. dollars. The Redemption Amount will be calculated as follows:

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If the Final Level of each Index is greater than or equal to its Downside Threshold Level, the Redemption Amount will equal the sum of (a) the principal amount plus (b) the Contingent Quarterly Payment with respect to the Final Observation Date.

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If the Final Level of either Index is less than its Downside Threshold Level, the Redemption Amount will equal the product of (a) the principal amount multiplied by (b) the sum of one plus the Index Return of the Least Performing Index. In this case, the Redemption Amount will be less than 61.50% of the principal amount of the notes and could be zero.

The “Least Performing Index” will be the Index that has the lowest Index Return.

The “Index Return” for each Index will be equal to	(	Final Level - Initial Level	)	.
Initial Level

Determining the Initial Level, the Observation Level and the Final Level of Each Index

The “Initial Level” for each Index will be set on the pricing date and may be higher or lower than its actual closing level on the pricing date.

The “Observation Level” for each Index will be its closing level on the applicable Observation Date.

The “Final Level” for each Index will be its Observation Level on the Final Observation Date.

If, for any Index (an “Affected Index”), (i) a Market Disruption Event occurs on a scheduled Observation Date or (ii) the calculation agent determines that any scheduled Observation Date is not a trading day (any such day in either (i) or (ii) being a “non-calculation day”), the calculation agent will determine the closing levels of the Indices for that non-calculation day as follows:

•	The closing level of an Index that is not an Affected Index will be its closing level on that non-calculation day.

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The closing level of an Index that is an Affected Index for that non-calculation day will be deemed to be its closing level on the first trading day following that non-calculation day on which no Market Disruption Event occurs with respect to that Affected Index; provided that the closing level will be determined (or, if not determinable, estimated) by the calculation agent in a manner which the calculation agent considers commercially reasonable under the circumstances on a date no later than the second scheduled trading day following that non-calculation day, or, in the case of the Final Observation Date, no later than the second scheduled trading day prior to the maturity date, regardless of the occurrence of a Market Disruption Event on that day.

The applicable Observation Date will be deemed to occur after the calculation agent has determined the closing levels of the Indices as provided above. If, due to a Market Disruption Event or otherwise, an Observation Date (other than the Final Observation Date) is postponed, the applicable Contingent Payment Date on which the Contingent Quarterly Payment or the Early Redemption Payment, as applicable, for that Observation Date will be paid will be the third business day following the Observation Date as so postponed. However, if the Final Observation Date is postponed, under no circumstances will the maturity date be postponed.

Market Disruption Events

As to either Index, a “Market Disruption Event” means one or more of the following events, as determined by the calculation agent:

(A)	the suspension of or material limitation on trading, in each case, for more than two hours of trading, or during the one-half hour period preceding the close of trading, on the primary exchange where component stocks of an Index trade as determined by the calculation agent (without taking into account any extended or after-hours trading session), in 20% or more of the stocks which then comprise the Index or any successor Index; and

(B)	the suspension of or material limitation on trading, in each case, for more than two hours of trading, or during the one-half hour period preceding the close of trading, on the primary exchange that trades options contracts or futures contracts related to the Index as determined by the calculation agent (without taking into account any extended or after-hours trading session), whether by reason of movements in price otherwise exceeding levels permitted by the relevant exchange or otherwise, in options contracts or futures contracts related to the Index or any successor Index.

For the purpose of determining whether a Market Disruption Event has occurred:

(1)	a limitation on the hours in a trading day and/or number of days of trading will not constitute a Market Disruption Event if it results from an announced change in the regular business hours of the relevant exchange;

(2)	a decision to permanently discontinue trading in the relevant futures or options contracts related to the Index, or any successor Index, will not constitute a Market Disruption Event;

(3)	a suspension in trading in a futures or options contract on the Index, or any successor Index, by a major securities market by reason of (a) a price change violating limits set by that securities market, (b) an imbalance of orders relating to those contracts, or (c) a disparity in bid and ask quotes relating to those contracts will constitute a suspension of or material limitation on trading in futures or options contracts related to the Index;

(4)	a suspension of or material limitation on trading on the relevant exchange will not include any time when that exchange is closed for trading under ordinary circumstances; and

(5)	if applicable to equity-based Indices with component stocks listed on the NYSE, for the purpose of clause (A) above, any limitations on trading during significant market fluctuations under NYSE Rule 80B, or any applicable rule or regulation enacted or promulgated by the NYSE or any other self-regulatory organization or the SEC of similar scope as determined by the calculation agent, will be considered “material.”

Adjustments to an Index

If at any time an Index Publisher makes a material change in the formula for or the method of calculating an Index, or in any other way materially modifies that Index so that the Index does not, in the opinion of the calculation agent, fairly represent the value of the Index had those changes or modifications not been made, then, from and after that time, the calculation agent will, at the close of business in New York, New York, on each date that the closing value of the Index is to be calculated, make any adjustments as, in the good faith judgment of the calculation agent, may be necessary in order to arrive at a calculation of a value of the applicable Index as if those changes or modifications had not been made, and calculate the closing level of the Index on each relevant trading day with reference to the Index, as so adjusted. Accordingly, if the method of calculating an Index is modified so that the value of the Index is a fraction or a multiple of what it would have been if it had not been modified, then the calculation agent will adjust the Index in order to arrive at a value of the Index as if it had not been modified.

Discontinuance of an Index

If after the applicable pricing date, an Index Publisher discontinues publication of an Index, and such Index Publisher or another entity publishes a successor or substitute Index that the calculation agent determines, in its sole discretion, to be comparable to that Index (a “successor Index”), then, upon the calculation agent’s notification of that determination to the trustee and to us, the calculation agent will substitute the successor Index as calculated by the relevant Index Publisher or any other entity and calculate the required payments on the notes as otherwise described above. Upon any selection by the calculation agent of a successor Index, the calculation agent will cause written notice of the selection to be promptly furnished to the trustee, to us, and to the holders of the notes.

In the event that an Index Publisher discontinues publication of an Index and:

•	the calculation agent does not select a successor Index; or

•	the successor Index is not published prior to the Final Observation Date,

the calculation agent will compute a substitute value for the Index in accordance with the procedures last used to calculate the Index before any discontinuance. If a successor Index is selected or the calculation agent calculates a value as a substitute for an Index as described below, the successor Index or value will be used as a substitute for that Index for all purposes, including for the purpose of determining whether a Market Disruption Event exists.

If after the applicable pricing date, an Index Publisher discontinues publication of the Index before the Final Observation Date, and the calculation agent determines that no successor Index is available, then on each relevant trading day, the calculation agent will determine the value of the Index as described in the preceding paragraph. The calculation agent will make available to holders of the notes information as to each such value; such information may be disseminated by means of Bloomberg, Reuters, a website, or any other means selected by the calculation agent in its reasonable discretion.

Notwithstanding these alternative arrangements, discontinuance of the publication of Index may adversely affect trading in the notes.

Role of the Calculation Agent

The calculation agent has the sole discretion to make all determinations regarding the notes as described in this pricing supplement, including determinations regarding the Initial Level, the Downside Threshold Level, the Observation Levels, the Final Level, and the Index Return of each Index, whether the Contingent Quarterly Payment is payable with respect to each Observation Date, whether the notes will be automatically called, any Market Disruption Events, business days, trading days, and the amounts payable at maturity. Absent manifest error, all determinations of the calculation agent will be final and binding on you and us, without any liability on the part of the calculation agent.

MLPF&S will serve as the calculation agent for the notes. However, we may change the calculation agent at any time without notifying you.

Same-Day Settlement and Payment

The notes will be delivered in book-entry form only through The Depository Trust Company against payment by purchasers of the notes in immediately available funds. We will make payments on the notes in immediately available funds so long as the notes are maintained in book-entry form.

Events of Default and Acceleration

If an event of default, as defined in the Senior Indenture, with respect to the notes occurs and is continuing, the amount payable to a holder of the notes upon any acceleration permitted under the Senior Indenture will be equal to the amount described under the caption “—Redemption Amount,” calculated as though the date of acceleration were the maturity date of the notes and as though the Final Observation Date were five trading days prior to the date of acceleration. We will also determine whether the final Contingent Quarterly Payment is payable based upon the levels of the Indices on that day; any such final Contingent Quarterly Payment may be prorated by the calculation agent to reflect the length of the final contingent payment period. In case of a default in the payment of the notes, whether at their maturity or upon acceleration, the notes will not bear a default interest rate.

Listing

The notes will not be listed on any securities exchange or quotation system.

THE INDICES

All disclosures contained in this pricing supplement regarding the Indices, including, without limitation, their composition, method of calculation, and changes in their components, have been derived from publicly available sources. The information reflects the policies of, and is subject to change by each of STOXX Limited (“STOXX”) and S&P Dow Jones Indices LLC (“S&P,” and together with STOXX, the “Index Publishers”). The Index Publishers have no obligation to continue to publish, and may discontinue publication of, the Indices. The consequences of the Index Publishers discontinuing publication of the Indices are discussed in the section entitled “Description of the Notes—Discontinuance of an Index” on page PS-20 of this pricing supplement. None of us, the calculation agent, or the selling agent accepts any responsibility for the calculation, maintenance, or publication of any of the Indices or any successor index.

The selection of the Indices is not a recommendation to invest in any of the Indices. Neither we nor any of our affiliates make any representation to you as to the performance of the Indices.

You should make your own investigation into the Indices.

S&P 500® Index

The SPX is intended to provide an indication of the pattern of common stock price movement. The calculation of the level of the SPX is based on the relative value of the aggregate market value of the common stocks of 500 companies as of a particular time compared to the aggregate average market value of the common stocks of 500 similar companies during the base period of the years 1941 through 1943.

S&P chooses companies for inclusion in the SPX with the aim of achieving a distribution by broad industry groupings that approximates the distribution of these groupings in the common stock population of its Stock Guide Database of over 10,000 companies, which S&P uses as an assumed model for the composition of the total market. Relevant criteria employed by S&P include the viability of the particular company, the extent to which that company represents the industry group to which it is assigned, the extent to which the market price of that company’s common stock generally is responsive to changes in the affairs of the respective industry and the market value and trading activity of the common stock of that company. Ten main groups of companies constitute the SPX, with the approximate percentage of the market capitalization of the SPX included in each group as of May 31, 2013 indicated in parentheses: Consumer Discretionary (11.81%); Consumer Staples (10.55%); Energy (10.59%); Financials (16.72%); Health Care (12.63%); Industrials (10.15%); Information Technology (18.18%); Materials (3.38%); Telecommunication Services (2.77%); and Utilities (3.23%). S&P may from time to time, in its sole discretion, add companies to, or delete companies from, the SPX to achieve the objectives stated above.

S&P calculates the SPX by reference to the prices of the constituent stocks of the SPX without taking account of the value of dividends paid on those stocks. As a result, the return on the notes will not reflect the return you would realize if you actually owned the constituent stocks and received the dividends paid on those stocks.

Computation of the SPX

While S&P currently employs the following methodology to calculate the SPX, no assurance can be given that S&P will not modify or change this methodology in a manner that may affect the Redemption Amount.

Historically, the market value of any component stock of the SPX was calculated as the product of the market price per share and the number of then outstanding shares of such component stock. In March 2005, S&P began shifting the SPX halfway from a market capitalization weighted formula to a float-adjusted formula, before moving the SPX to full float adjustment on September 16, 2005. S&P’s criteria for selecting stocks for the SPX did not change with the shift to float adjustment. However, the adjustment affects each company’s weight in the SPX.

Under float adjustment, the share counts used in calculating the SPX reflect only those shares that are available to investors, not all of a company’s outstanding shares. Float adjustment excludes shares that are closely held by control groups, other publicly traded companies or government agencies.

In September 2012, all shareholdings representing more than 5% of a stock’s outstanding shares, other than holdings by “block owners,” were removed from the float for purposes of calculating the SPX. Generally, these “control holders” will include officers and directors, private equity, venture capital and special equity firms, other publicly traded companies that hold shares for control, strategic partners, holders of restricted shares, ESOPs, employee and family trusts, foundations associated with the company, holders of unlisted share classes of stock, government entities at all levels (other than government retirement/pension funds) and any individual person who controls a 5% or greater stake in a company as reported in regulatory filings. However, holdings by block owners, such as depositary banks, pension funds, mutual funds and ETF providers, 401(k) plans of the company, government retirement/pension funds, investment funds of insurance companies, asset managers and investment funds, independent foundations and savings and investment plans, will ordinarily be considered part of the float.

Treasury stock, stock options, restricted shares, equity participation units, warrants, preferred stock, convertible stock, and rights are not part of the float. Shares held in a trust to allow investors in countries outside the country of domicile, such as depositary shares and Canadian exchangeable shares are normally part of the float unless those shares form a control block. If a company has multiple classes of stock outstanding, shares in an unlisted or non-traded class are treated as a control block.

For each stock, an investable weight factor (“IWF”) is calculated by dividing the available float shares by the total shares outstanding. As of September 21, 2012, available float shares are defined as the total shares outstanding less shares held by control holders. This calculation is subject to a 5% minimum threshold for control blocks. For example, if a company’s officers and directors hold 3% of the company’s shares, and no other control group holds 5% of the company’s shares, S&P would assign that company an IWF of 1.00, as no control group meets the 5% threshold. However, if a company’s officers and directors hold 3% of the company’s shares and another control group holds 20% of the company’s shares, S&P would assign an IWF of 0.77, reflecting the fact that 23% of the company’s outstanding shares are considered to be held for control. For companies with multiple classes of stock, S&P calculates the weighted average IWF for each stock using the proportion of the total company market capitalization of each share class as weights.

The SPX is calculated using a base-weighted aggregate methodology. The level of the SPX reflects the total market value of all 500 component stocks relative to the base period of the years 1941 through 1943. An indexed number is used to represent the results of this calculation in order to make the level easier to work with and track over time. The actual total market value of the component stocks during the base period of the years 1941 through 1943 has been set to an indexed level of 10. This is often indicated by the notation 1941- 43 = 10. In practice, the daily calculation of the SPX is computed by dividing the total market value of the component stocks by the “index divisor.” By itself, the index divisor is an arbitrary number. However, in the context of the calculation of the SPX, it serves as a link to the original base period level of the SPX. The index divisor keeps the SPX comparable over time and is the manipulation point for all adjustments to the SPX, which is index maintenance.

Index Maintenance

Index maintenance includes monitoring and completing the adjustments for company additions and deletions, share changes, stock splits, stock dividends, and stock price adjustments due to company restructuring or spinoffs. Some corporate actions, such as stock splits and stock dividends, require changes in the common shares outstanding and the stock prices of the companies in the SPX, and do not require index divisor adjustments.

To prevent the level of the SPX from changing due to corporate actions, corporate actions which affect the total market value of the SPX require an index divisor adjustment. By adjusting the index divisor for the change in market value, the level of the SPX remains constant and does not reflect the corporate actions of individual companies in the SPX. Index divisor adjustments are made after the close of trading and after the calculation of the closing level.

Changes in a company’s shares outstanding of 5.00% or more due to mergers, acquisitions, public offerings, tender offers, Dutch auctions, or exchange offers are made as soon as reasonably possible. All other changes of 5.00% or more (due to, for example, company stock repurchases, private placements, redemptions, exercise of options, warrants, conversion of preferred stock, notes, debt, equity participation units, at-the-market offerings, or other recapitalizations) are made weekly and are announced on Wednesdays for implementation after the close of trading on the following Wednesday. Changes of less than 5.00% due to a company’s acquisition of another company in the SPX are made as soon as reasonably possible. All other changes of less than 5.00% are accumulated and made quarterly on the third Friday of March, June, September, and December, and are usually announced two to five days prior.

Changes in IWFs of more than five percentage points caused by corporate actions (such as merger and acquisition activity, restructurings, or spinoffs) will be made as soon as reasonably possible. Other changes in IWFs will be made annually when IWFs are reviewed.

The following graph sets forth the monthly historical performance of the SPX in the period from January 2008 through May 2013. This historical data on the SPX is not necessarily indicative of its future performance or what the value of the notes may be. Any historical upward or downward trend in the level of the SPX during any period set forth below is not an indication that the level of the SPX is more or less likely to increase or decrease at any time over the term of the notes. On June 19, 2013, the closing level of the SPX was 1,628.93. The horizontal line in the graph represents 1,001.79, which is 61.50% of that level.

Before investing in the notes, you should consult publicly available sources for the levels and trading pattern of the SPX.

License Agreement

S&P® is a registered trademark of Standard & Poor’s Financial Services LLC (“S&P LLC”) and Dow Jones® is a registered trademark of Dow Jones Trademark Holdings LLC (“Dow Jones”). These trademarks have been licensed for use by S&P Dow Jones Indices LLC. “Standard & Poor’s®”, “S&P 500®” and “S&P®” are trademarks of S&P LLC. These trademarks have been sublicensed for certain purposes by our subsidiary, MLPF&S. The SPX is a product of S&P Dow Jones Indices LLC and/or its affiliates and has been licensed for use by MLPF&S.

The notes are not sponsored, endorsed, sold or promoted by S&P Dow Jones Indices LLC, Dow Jones, S&P LLC or any of their respective affiliates (collectively, “S&P Dow Jones Indices”). S&P Dow Jones Indices make no representation or warranty, express or implied, to the holders of the notes or any member of the public regarding the advisability of investing in securities generally or in the notes particularly or the ability of the SPX to track general market performance. S&P Dow Jones Indices’ only relationship to MLPF&S with respect to the SPX is the licensing of the SPX and certain trademarks, service marks and/or trade names of S&P Dow Jones Indices and/or its third party licensors. The SPX is determined, composed and calculated by S&P Dow Jones Indices without regard to us, MLPF&S, or the notes. S&P Dow Jones Indices have no obligation to take our needs or the needs of MLPF&S or holders of the notes into consideration in determining, composing or calculating the SPX. S&P Dow Jones Indices are not responsible for and have not participated in the determination of the prices, and amount of the notes or the timing of the issuance or sale of the notes or in the determination or calculation of the equation by which the notes are to be converted into cash. S&P Dow Jones Indices have no obligation or liability in connection with the administration, marketing or trading of the notes. There is no assurance that investment products based on the SPX will accurately track index performance or provide positive investment returns. S&P Dow Jones Indices LLC and its subsidiaries are not investment advisors.

Inclusion of a security or futures contract within an index is not a recommendation by S&P Dow Jones Indices to buy, sell, or hold such security or futures contract, nor is it considered to be investment advice. Notwithstanding the foregoing, CME Group Inc. and its affiliates may independently issue and/or sponsor financial products unrelated to the notes currently being issued by us, but which may be similar to and competitive with the notes. In addition, CME Group Inc. and its affiliates may trade financial products which are linked to the performance of the SPX. It is possible that this trading activity will affect the value of the notes.

S&P DOW JONES INDICES DO NOT GUARANTEE THE ADEQUACY, ACCURACY, TIMELINESS AND/OR THE COMPLETENESS OF THE SPX OR ANY DATA RELATED THERETO OR ANY COMMUNICATION, INCLUDING BUT NOT LIMITED TO, ORAL OR WRITTEN COMMUNICATION (INCLUDING ELECTRONIC COMMUNICATIONS) WITH RESPECT THERETO. S&P DOW JONES INDICES SHALL NOT BE SUBJECT TO ANY DAMAGES OR LIABILITY FOR ANY ERRORS, OMISSIONS, OR DELAYS THEREIN. S&P DOW JONES INDICES MAKE NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES, OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE OR AS TO RESULTS TO BE OBTAINED BY US, MLPF&S, HOLDERS OF THE NOTES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE SPX OR WITH RESPECT TO ANY DATA RELATED THERETO. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT WHATSOEVER SHALL S&P DOW JONES INDICES BE LIABLE FOR ANY INDIRECT, SPECIAL, INCIDENTAL, PUNITIVE, OR CONSEQUENTIAL DAMAGES INCLUDING BUT NOT LIMITED TO, LOSS OF PROFITS, TRADING LOSSES, LOST TIME OR GOODWILL, EVEN IF THEY HAVE BEEN ADVISED OF THE POSSIBLITY OF SUCH DAMAGES, WHETHER IN CONTRACT, TORT, STRICT LIABILITY, OR OTHERWISE. THERE ARE NO THIRD PASPX BENEFICIARIES OF ANY AGREEMENTS OR ARRANGEMENTS BETWEEN S&P DOW JONES INDICES AND MLPF&S, OTHER THAN THE LICENSORS OF S&P DOW JONES INDICES.

EURO STOXX 50® Index

The SX5E was created by STOXX, a joint venture between Deutsche Börse AG and SIX Group AG. Publication of the SX5E began in February 1998, based on an initial index level of 1,000 at December 31, 1991. On March 1, 2010, STOXX announced the removal of the “Dow Jones” prefix from all of its indices, including the SX5E.

Index Composition and Maintenance

The SX5E is composed of 50 component stocks of market sector leaders from within the 19 EURO STOXX® Supersector indices, which represent the Eurozone portion of the STOXX Europe 600® Supersector indices. Set forth below are the country weightings and market sector weightings of the securities included in the SX5E as of May 31, 2013:

Country Weightings		Sector Weightings
France	37.0%	Banks	14.8%
Germany	31.9%	Chemicals	10.1%
Spain	11.6%	Insurance	9.4%
Italy	7.7%	Oil & Gas	8.8%
Netherlands	7.2%	Industrial Goods & Services	8.6%
Belgium	3.2%	Food and Beverage	8.2%
Ireland	0.7%	Health Care	7.1%
Luxembourg	0.6%	Utilities	6.1%
Finland	0.7%	Automobiles & Parts	5.8%
		Telecommunications	5.0%
		Technology	4.6%
		Personal & Household Goods	4.1%
		Construction & Materials	2.8%
		Retail	2.0%
		Real Estate	1.1%
		Media	1.1%
		Basic Resources	0.6%

The composition of the SX5E is reviewed annually, based on the closing stock data on the last trading day in August. The component stocks are announced on the first trading day in September. Changes to the component stocks are implemented on the third Friday in September and are effective the following trading day. Changes in the composition of the SX5E are made to ensure that the SX5E includes the 50 market sector leaders from within the SX5E.

The free float factors for each component stock used to calculate the SX5E, as described below, are reviewed, calculated, and implemented on a quarterly basis and are fixed until the next quarterly review.

The SX5E is also reviewed on an ongoing basis. Corporate actions (including initial public offerings, mergers and takeovers, spin-offs, delistings, and bankruptcy) that affect the index composition are immediately reviewed. Any changes are announced, implemented, and effective in line with the type of corporate action and the magnitude of the effect.

Index Calculation

The SX5E is calculated with the “Laspeyres formula,” which measures the aggregate price changes in the component stocks against a fixed base quantity weight. The formula for calculating the index value can be expressed as follows:

Index =	Free float market capitalization of the Index	× 1,000
Adjusted base date market capitalization of the Index

The “free float market capitalization of the Index” is equal to the sum of the products of the closing price, market capitalization, and free float factor for each component stock as of the time the SX5E is being calculated.

The SX5E is also subject to a divisor, which is adjusted to maintain the continuity of the index values across changes due to corporate actions, such as the deletion and addition of stocks, the substitution of stocks, stock dividends, and stock splits.

Neither we nor any of our affiliates, including the selling agent, accepts any responsibility for the calculation, maintenance, or publication of, or for any error, omission, or disruption in, the SX5E or any successor to the SX5E. STOXX does not guarantee the accuracy or the completeness of the SX5E or any data included in the SX5E. STOXX assumes no liability for any errors, omissions, or disruption in the calculation and dissemination of the SX5E. STOXX disclaims all responsibility for any errors or omissions in the calculation and dissemination of the SX5E or the manner in which the SX5E is applied in determining the amount payable on the notes at maturity.

Since its inception, the SX5E has experienced significant fluctuations. Any historical upward or downward trend in the level of the SX5E during any period shown below is not an indication that the level of the SX5E is more or less likely to increase or decrease at any time during the term of the notes. The historical index levels do not give an indication of its future performance.

The following graph sets forth the monthly historical performance of the SX5E in the period from January 2008 through May 2013. This historical data on the SX5E is not necessarily indicative of its future performance or what the value of the notes may be. Any historical upward or downward trend in the level of the SX5E during any period set forth below is not an indication that the level of the SX5E is more or less likely to increase or decrease at any time over the term of the notes. On June 19, 2013, the closing level of the SX5E was 2,683.98. The horizontal line in the graph represents 1,650.65, which is 61.50% of that level.

Before investing in the notes, you should consult publicly available sources for the levels and trading pattern of the SX5E.

License Agreement

We have entered into a non-exclusive license agreement with STOXX providing for the license to us and certain of our affiliated or subsidiary companies, in exchange for a fee, of the right to use indices owned and published by STOXX (including the SX5E) in connection with certain securities, including the notes.

The license agreement between us and STOXX requires that the following language be stated in this pricing supplement:

STOXX has no relationship to us, other than the licensing of the SX5E and the related trademarks for use in connection with the notes. STOXX does not:

•	sponsor, endorse, sell, or promote the notes;

•	recommend that any person invest in the notes or any other securities;

•	have any responsibility or liability for or make any decisions about the timing, amount, or pricing of the notes;

•	have any responsibility or liability for the administration, management, or marketing of the notes; or

•	consider the needs of the notes or the holders of the notes in determining, composing, or calculating the SX5E, or have any obligation to do so.

STOXX will not have any liability in connection with the notes. Specifically:

•	STOXX does not make any warranty, express or implied, and disclaims any and all warranty concerning:

•	the results to be obtained by the notes, the holders of the notes or any other person in connection with the use of the SX5E and the data included in the SX5E;

•	the accuracy or completeness of the SX5E and its data;

•	the merchantability and the fitness for a particular purpose or use of the SX5E and its data;

•	STOXX will have no liability for any errors, omissions, or interruptions in the SX5E or its data; and

•	Under no circumstances will STOXX be liable for any lost profits or indirect, punitive, special, or consequential damages or losses, even if STOXX knows that they might occur.

The licensing agreement between us and STOXX is solely for their benefit and our benefit, and not for the benefit of the holders of the notes or any other third parties.

SUPPLEMENT TO THE PLAN OF DISTRIBUTION; ROLE OF MLPF&S AND CONFLICTS OF INTEREST

MLPF&S, a broker-dealer subsidiary of BAC, is a member of the Financial Industry Regulatory Authority, Inc. (“FINRA”) and will participate as selling agent in the distribution of the notes. Accordingly, offerings of the notes will conform to the requirements of FINRA Rule 5121. MLPF&S may not make sales in this offering to any of its discretionary accounts without the prior written approval of the account holder. The notes will be offered at varying public offering prices related to prevailing market prices.

MLPF&S will sell the notes to other broker-dealers that will participate in the offering and that are not affiliated with us, at an agreed discount to the principal amount. Each of those broker-dealers may sell the notes to one or more additional broker-dealers. MLPF&S has informed us that these discounts may vary from dealer to dealer and that not all dealers will purchase or repurchase the notes at the same discount.

We expect that settlement of the notes will occur on or about June [28], 2013.

MLPF&S may use this pricing supplement, and the accompanying prospectus supplement and prospectus for offers and sales in secondary market transactions and market-making transactions in the notes. However, it is not obligated to engage in such secondary market transactions and/or market-making transactions. MLPF&S may act as principal or agent in these transactions, and any such sales will be made at prices related to prevailing market conditions at the time of the sale.

At MLPF&S’s discretion, during an initial undetermined period after the issuance of the notes, any purchase price paid by MLPF&S may be, in certain circumstances, closer to the amount that you paid for the notes than to their initial estimated value. However, neither we nor any of our affiliates is obligated to purchase your notes at any price, or at a price that exceeds the initial estimated value.

Any price that MLPF&S may pay to repurchase the notes will depend upon then prevailing market conditions, our creditworthiness and transaction costs. At certain times, this price may be higher than or lower than the initial estimated value of the notes.

STRUCTURING THE NOTES

The notes are our debt securities, the return on which is linked to the performance of the Indices. As is the case for all of our debt securities, including our market-linked notes, the economic terms of the notes reflect our actual or perceived creditworthiness at the time of pricing. In addition, because market-linked notes result in increased operational, funding and liability management costs to us, we typically borrow the funds under these notes at a rate that is more favorable to us than the rate that we might pay for a conventional fixed or floating rate debt security. This generally relatively lower implied borrowing rate, which is reflected in the economic terms of the notes, along with the fees and charges associated with market-linked notes, typically results in the initial estimated value of the notes at the time the terms of the notes are set and on the pricing date being less than their public offering price.

In order to meet our payment obligations on the notes, at the time we issue the notes, we may choose to enter into certain hedging arrangements (which may include call options, put options or other derivatives) with MLPF&S or one of its affiliates. The terms of these hedging arrangements are determined based upon terms provided by MLP&S and its affiliates, and take into account a number of factors, including our creditworthiness, interest rate movements, the volatility of the Indices, the tenor of the notes and the hedging arrangements. The economic terms of the notes and their initial estimated value depend in part on the terms of these hedging arrangements.

MLPF&S has advised us that the hedging arrangements will include hedging related charges, reflecting the costs associated with, and our affiliates’ profit earned from, these hedging arrangements. Since hedging entails risk and may be influenced by unpredictable market forces, actual profits or losses from these hedging transactions may be more or less than any expected amounts.

For further information, see “Risk Factors—General Risks Relating to the Notes” beginning on page PS-9 and “Use of Proceeds” on page PS-16 of this pricing supplement.

U.S. FEDERAL INCOME TAX SUMMARY

The following summary of the material U.S. federal income tax considerations of the acquisition, ownership, and disposition of the notes is based upon the advice of Morrison & Foerster LLP, our tax counsel. The following discussion supplements, and to the extent inconsistent supersedes, the discussions under “U.S. Federal Income Tax Considerations” in the accompanying prospectus and under “U.S. Federal Income Tax Considerations” in the accompanying prospectus supplement and is not exhaustive of all possible tax considerations. This summary is based upon the Internal Revenue Code of 1986, as amended (the “Code”), regulations promulgated under the Code by the U.S. Treasury Department (“Treasury”) (including proposed and temporary regulations), rulings, current administrative interpretations and official pronouncements of the IRS, and judicial decisions, all as currently in effect and all of which are subject to differing interpretations or to change, possibly with retroactive effect. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax consequences described below. This summary does not include any description of the tax laws of any state or local governments, or of any foreign government, that may be applicable to a particular holder.

This summary is directed solely to U.S. Holders and Non-U.S. Holders that, except as otherwise specifically noted, will purchase the notes upon original issuance and will hold the notes as capital assets within the meaning of Section 1221 of the Code, which generally means property held for investment and that are not excluded from the discussion under “U.S. Federal Income Tax Considerations” in the accompanying prospectus.

You should consult your own tax advisor concerning the U.S. federal income tax consequences to you of acquiring, owning, and disposing of the notes, as well as any tax consequences arising under the laws of any state, local, foreign, or other tax jurisdiction and the possible effects of changes in U.S. federal or other tax laws.

General

Although there is no statutory, judicial, or administrative authority directly addressing the characterization of the notes, we intend to treat the notes for all tax purposes as callable income-bearing single financial contracts linked to the Indices and under the terms of the notes, we and every investor in the notes agree, in the absence of an administrative determination or judicial ruling to the contrary, to treat the notes in accordance with such characterization. This discussion assumes that the notes constitute callable income-bearing single financial contracts linked to the Indices for U.S. federal income tax purposes. If the notes do not constitute callable income-bearing single financial contracts, the tax consequences described below would be materially different.

This characterization of the notes is not binding on the IRS or the courts. No statutory, judicial, or administrative authority directly addresses the characterization of the notes or any similar instruments for U.S. federal income tax purposes, and no ruling is being requested from the IRS with respect to their proper characterization and treatment. Due to the absence of authorities on point, significant aspects of the U.S. federal income tax consequences of an investment in the notes are not certain, and no assurance can be given that the IRS or any court will agree with the characterization and tax treatment described in this pricing supplement. Accordingly, you are urged to consult your tax advisor regarding all aspects of the U.S. federal income tax consequences of an investment in the notes, including possible alternative characterizations.

Unless otherwise stated, the following discussion is based on the characterization described above. The discussion in this section assumes that there is a significant possibility of a significant loss of principal on an investment in the notes.

We will not attempt to ascertain whether the issuer of any of the component stocks included in the Indices would be treated as a “passive foreign investment company” (“PFIC”), within the meaning of Section 1297 of the Code or a United States real property holding corporation, within the meaning of Section 897(c) of the Code. If the issuer of one or more stocks included in the Indices were so treated, certain adverse U.S. federal income tax consequences could possibly apply to a holder of the notes. You should refer to information filed with the SEC by the issuers of the component stocks included in the Indices and consult your tax advisor regarding the possible consequences to you, if any, if any issuer of the component stocks included in the Indices is or becomes a PFIC or is or becomes a United States real property holding corporation.

U.S. Holders

Although the U.S. federal income tax treatment of any Contingent Quarterly Payments on the notes is uncertain, we intend to take the position, and the following discussion assumes, that any Contingent Quarterly Payments constitute taxable ordinary income to a U.S. Holder at the time received or accrued in accordance with the U.S. Holder’s regular method of accounting. By purchasing the notes you agree, in the absence of an administrative determination or judicial ruling to the contrary, to treat any Contingent Quarterly Payments as described in the preceding sentence.

Upon receipt of a cash payment at maturity or upon a sale, exchange or redemption of the notes prior to maturity, a U.S. Holder generally will recognize capital gain or loss equal to the difference between the amount realized (other than amounts representing any Contingent Quarterly Payments, which would be taxed as described above) and the U.S. Holder’s basis in the notes. A U.S. Holder’s tax basis in the notes will equal the amount paid by that holder to acquire them. This capital gain or loss generally will be long-term capital gain or loss if the U.S. Holder held the notes for more than one year. The deductibility of capital losses is subject to limitations.

Alternative Tax Treatments. Due to the absence of authorities that directly address the proper tax treatment of the notes, prospective investors are urged to consult their tax advisors regarding all possible alternative tax treatments of an investment in the notes. In particular, the IRS could seek to subject the notes to the Treasury regulations governing contingent payment debt instruments. If the IRS were successful in that regard, the timing and character of income on the notes would be affected significantly. Among other things, a U.S. Holder would be required to accrue original issue discount every year at a “comparable yield” determined at the time of issuance. In addition, any gain realized by a U.S. Holder at maturity, or upon a sale, exchange, or redemption of the notes generally would be treated as ordinary income, and any loss realized at maturity would be treated as ordinary loss to the extent of the U.S. Holder’s prior accruals of original issue discount, and as capital loss thereafter.

In addition, it is possible that the notes could be treated as a unit consisting of a deposit and a put option written by the note holder, in which case the timing and character of income on the notes would be affected significantly.

The IRS released Notice 2008-2 (“Notice”), which sought comments from the public on the taxation of financial instruments currently taxed as “prepaid forward contracts.” The scope of the Notice may extend to instruments similar to the notes. According to the Notice, the IRS and Treasury are considering whether a holder of such instruments should be required to accrue ordinary income on a current basis, regardless of whether any payments are made prior to maturity. It is not possible to determine what guidance the IRS and Treasury will ultimately issue, if any. Any such future guidance may affect the amount, timing and character of income, gain, or loss in respect of the notes, possibly with retroactive effect.

The IRS and Treasury are also considering additional issues, including whether additional gain or loss from such instruments should be treated as ordinary or capital, whether foreign holders of such instruments should be subject to withholding tax on any deemed income accruals, whether Section 1260 of the Code, concerning certain “constructive ownership transactions,” generally applies or should generally apply to such instruments, and whether any of these determinations depend on the nature of the underlying asset.

In addition, proposed Treasury regulations require the accrual of income on a current basis for contingent payments made under certain notional principal contracts. The preamble to the regulations states that the “wait and see” method of accounting does not properly reflect the economic accrual of income on those contracts, and requires current accrual of income for some contracts already in existence. While the proposed regulations do not apply to prepaid forward contracts, the preamble to the proposed regulations expresses the view that similar timing issues exist in the case of prepaid forward contracts. If the IRS or Treasury publishes future guidance requiring current economic accrual for contingent payments on prepaid forward contracts, it is possible that you could be required to accrue income over the term of the notes.

Because of the absence of authority regarding the appropriate tax characterization of the notes, it is also possible that the IRS could seek to characterize the notes in a manner that results in tax consequences that are different from those described above. For example, the IRS could possibly assert that any gain or loss that a holder may recognize at maturity or upon sale, exchange or redemption of the notes should be treated as ordinary gain or loss.

As the Indices periodically rebalance, it is possible that the notes could be treated as a series of single financial contracts, each of which matures on the next rebalancing date. If the notes were properly characterized in such a manner, a U.S. Holder would be treated as disposing of the notes on each rebalancing date in return for new notes that mature on the next rebalancing date, and a U.S. Holder would accordingly likely recognize capital gain or loss on each rebalancing date equal to the difference between the holder’s tax basis in the notes (which would be adjusted to take into account any prior recognition of gain or loss) and the fair market value of the notes on such date.

Non-U.S. Holders

Because the U.S. federal income tax treatment of the notes (including any Contingent Quarterly Payments) is uncertain, we will withhold U.S. federal income tax at a 30% rate (or at a lower rate under an applicable income tax treaty) on the entire amount of any Contingent Quarterly Payments made. We will not pay any additional amounts in respect of such withholding. To claim benefits under an income tax treaty, a Non-U.S. Holder must obtain a taxpayer identification number and certify as to its eligibility under the appropriate treaty’s limitations on benefits article, if applicable. In addition, special rules may apply to claims for treaty benefits made by Non-U.S. Holders that are entities rather than individuals. The availability of a lower rate of withholding under an applicable income tax treaty will depend on whether such rate applies to the characterization of the payments under U.S. federal income tax laws. A Non-U.S. Holder that is eligible for a reduced rate of U.S. federal withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the IRS.

A Non-U.S. Holder will not be subject to U.S. federal income or withholding tax on any gain (not including, for the avoidance of doubt, any amounts representing any Contingent Quarterly Payments which would be subject to the rules discussed in the previous paragraph) from the sale, exchange or redemption of the notes or their settlement at maturity, provided that the Non-U.S. Holder complies with applicable certification requirements and that the payment is not effectively connected with the conduct by the Non-U.S. Holder of a U.S. trade or business. Notwithstanding the foregoing, gain from the sale, exchange or redemption of the notes or their settlement at maturity may be subject to U.S. federal income tax if that Non-U.S. Holder is a non-resident alien individual and is present in the U.S. for 183 days or more during the taxable year of the sale, exchange, or redemption and certain other conditions are satisfied.

If a Non-U.S. Holder of the notes is engaged in the conduct of a trade or business within the U.S. and if any Contingent Quarterly Payments and gain realized on the sale, exchange, redemption, or settlement of the notes, is effectively connected with the conduct of such trade or business (and, if certain tax treaties apply, is attributable to a permanent establishment maintained by the Non-U.S. Holder in the U.S.), the Non-U.S. Holder, although exempt from U.S. federal withholding tax, generally will be subject to U.S. federal income tax on such Contingent Quarterly Payments and gain on a net income basis in the same manner as if it were a U.S. Holder. Such Non-U.S. Holders should read the material under the heading “—U.S. Holders,” for a description of the U.S. federal income tax consequences of acquiring, owning, and disposing of the notes. In addition, if such Non-U.S. Holder is a foreign corporation, it may also be subject to a branch profits tax equal to 30% (or such lower rate provided by any applicable tax treaty) of a portion of its earnings and profits for the taxable year that are effectively connected with its conduct of a trade or business in the U.S., subject to certain adjustments.

A “dividend equivalent” payment is treated as a dividend from sources within the U.S. and such payments generally would be subject to a 30% U.S. withholding tax if paid to a Non-U.S. Holder. Under proposed Treasury regulations, certain payments that are contingent upon or determined by reference to U.S. source dividends, including payments reflecting adjustments for (extraordinary) dividends, with respect to equity-linked instruments, including the notes, may be treated as dividend equivalents. If enacted in their current form, the regulations will impose a withholding tax on payments made on the notes on or after January 1, 2014 that are treated as dividend equivalents. In that case, we would be entitled to withhold taxes in addition to the withholding tax described above without being required to pay any additional amounts with respect to amounts so withheld. Further, Non-U.S. Holders may be required to provide certifications prior to, or upon the sale, exchange, or redemption of the notes in order to minimize or avoid U.S. withholding taxes.

As discussed above, alternative characterizations of the notes for U.S. federal income tax purposes are possible. Should an alternative characterization, by reason of change or clarification of the law, by regulation or otherwise, cause payments as to the notes to become subject to withholding tax in addition to the withholding tax described above, we will withhold tax at the applicable statutory rate. Non-U.S. Holders should consult their own tax advisors regarding the tax consequences of such alternative characterizations.

U.S. Federal Estate Tax. Under current law, while the matter is not entirely clear, individual Non-U.S. Holders, and entities whose property is potentially includible in those individuals’ gross estates for U.S. federal estate tax purposes (for example, a trust funded by such an individual and with respect to which the individual has retained certain interests or powers), should note that, absent an applicable treaty benefit, a note is likely to be treated as U.S. situs property, subject to U.S. federal estate tax. These individuals and entities should consult their own tax advisors regarding the U.S. federal estate tax consequences of investing in a note.

Backup Withholding and Information Reporting

Please see the discussion under “U.S. Federal Income Tax Considerations — Taxation of Debt Securities — Backup Withholding and Information Reporting” in the accompanying prospectus for a description of the applicability of the backup withholding and information reporting rules to payments made on the notes.

Foreign Account Tax Compliance Act

Withholding and reporting requirements under the legislation enacted on March 18, 2010 (as discussed beginning on page 85 of the prospectus), will generally apply to payments made after December 31, 2013. However, this withholding tax will not be imposed on payments pursuant to obligations outstanding on January 1, 2014. Foreign financial institutions and non-financial foreign entities located in jurisdictions that have an intergovernmental agreement with the United States governing the legislation may be subject to different rules. Holders are urged to consult with their own tax advisors regarding the possible implications of this recently enacted legislation on their investment in the notes.

ERISA CONSIDERATIONS

Each fiduciary of a pension, profit-sharing, or other employee benefit plan subject to ERISA (a “Plan”), should consider the fiduciary standards of ERISA in the context of the Plan’s particular circumstances before authorizing an investment in the notes. Accordingly, among other factors, the fiduciary should consider whether the investment would satisfy the prudence and diversification requirements of ERISA and would be consistent with the documents and instruments governing the Plan.

In addition, we and certain of our subsidiaries and affiliates, including MLPF&S, may be each considered a party in interest within the meaning of ERISA, or a disqualified person within the meaning of the Code, with respect to many Plans, as well as many individual retirement accounts and Keogh plans (also “Plans”). Prohibited transactions within the meaning of ERISA or the Code would likely arise, for example, if the notes are acquired by or with the assets of a Plan with respect to which MLPF&S or any of our other affiliates is a party in interest, unless the notes are acquired under an exemption from the prohibited transaction rules. A violation of these prohibited transaction rules could result in an excise tax or other liabilities under ERISA and/or Section 4975 of the Code for such persons, unless exemptive relief is available under an applicable statutory or administrative exemption.

Under ERISA and various PTCEs issued by the U.S. Department of Labor, exemptive relief may be available for direct or indirect prohibited transactions resulting from the purchase, holding, or disposition of the notes. Those exemptions are PTCE 96-23 (for certain transactions determined by in-house asset managers), PTCE 95-60 (for certain transactions involving insurance company general accounts), PTCE 91-38 (for certain transactions involving bank collective investment funds), PTCE 90-1 (for certain transactions involving insurance company separate accounts), PTCE 84-14 (for certain transactions determined by independent qualified asset managers), and the exemption under Section 408(b)(17) of ERISA and Section 4975(d)(20) of the Code for certain arm’s-length transactions with a person that is a party in interest solely by reason of providing services to Plans or being an affiliate of such a service provider (the “Service Provider Exemption”).

Because we may be considered a party in interest with respect to many Plans, the notes may not be purchased, held, or disposed of by any Plan, any entity whose underlying assets include plan assets by reason of any Plan’s investment in the entity (a “Plan Asset Entity”) or any person investing plan assets of any Plan, unless such purchase, holding, or disposition is eligible for exemptive relief, including relief available under PTCE 96-23, 95-60, 91-38, 90-1, or 84-14 or the Service Provider Exemption, or such purchase, holding, or disposition is otherwise not prohibited. Any purchaser, including any fiduciary purchasing on behalf of a Plan, transferee or holder of the notes will be deemed to have represented, in its corporate and its fiduciary capacity, by its purchase and holding of the notes that either (a) it is not a Plan or a Plan Asset Entity and is not purchasing such notes on behalf of or with plan assets of any Plan or with any assets of a governmental, church, or foreign plan that is subject to any federal, state, local, or foreign law that is substantially similar to the provisions of Section 406 of ERISA or Section 4975 of the Code or (b) its purchase, holding, and disposition are eligible for exemptive relief or such purchase, holding, and disposition are not prohibited by ERISA or Section 4975 of the Code (or in the case of a governmental, church, or foreign plan, any substantially similar federal, state, local, or foreign law).

Further, any person acquiring or holding the notes on behalf of any plan or with any plan assets shall be deemed to represent on behalf of itself and such plan that (x) the plan is paying no more than, and is receiving no less than, adequate consideration within the meaning of Section 408(b)(17) of ERISA in connection with the transaction or any redemption of the notes, (y) none of us, MLPF&S, or any other agents, nor any of our respective affiliates directly or indirectly exercises any discretionary authority or control or renders investment advice (as defined above) or otherwise acts in a fiduciary capacity with respect to the assets of the plan within the meaning of ERISA and (z) in making the foregoing representations and warranties, such person has applied sound business principles in determining whether fair market value will be paid, and has made such determination acting in good faith.

The fiduciary investment considerations summarized above generally apply to employee benefit plans maintained by private-sector employers and to individual retirement accounts and other arrangements subject to Section 4975 of the Code, but generally do not apply to governmental plans (as defined in Section 3(32) of ERISA), certain church plans (as defined in Section 3(33) of ERISA), and foreign plans (as described in Section 4(b)(4) of ERISA). However, these other plans may be subject to similar provisions under applicable federal, state, local, foreign, or other regulations, rules, or laws (“similar laws”). The fiduciaries of plans subject to similar laws should also consider the foregoing issues in general terms as well as any further issues arising under the applicable similar laws.

In addition, any purchaser, that is a Plan or a Plan Asset Entity or that is acquiring the notes on behalf of a Plan or a Plan Asset Entity, including any fiduciary purchasing on behalf of a Plan or Plan Asset entity, will be deemed to have represented, in its corporate and its fiduciary capacity, by its purchase and holding of the notes that (a) none of us, MLPF&S, or any of our respective affiliates is a “fiduciary” (under Section 3(21) of ERISA, or under any final or proposed regulations thereunder, or with respect to a governmental, church, or foreign plan under any substantially similar applicable law or regulation) with respect to the acquisition, holding or disposition of the notes, or as a result of any exercise by us or our affiliates of any rights in connection with the notes, (b) no advice provided by us or any of our affiliates has formed a primary basis for any investment decision by or on behalf of such purchaser in connection with the notes and the transactions contemplated with respect to the notes, and (c) such purchaser recognizes and agrees that any communication from us or any of our affiliates to the purchaser with respect to the notes is not intended by us or any of our affiliates to be impartial investment advice and is rendered in its capacity as a seller of such notes and not a fiduciary to such purchaser. Purchasers of the notes have exclusive responsibility for ensuring that their purchase, holding, and disposition of the notes do not violate the prohibited transaction rules of ERISA or the Code or any similar regulations applicable to governmental or church plans, as described above.

This discussion is a general summary of some of the rules which apply to benefit plans and their related investment vehicles. This summary does not include all of the investment considerations relevant to Plans and other benefit plan investors such as governmental, church, and foreign plans and should not be construed as legal advice or a legal opinion. Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is particularly important that fiduciaries or other persons considering purchasing the notes on behalf of or with “plan assets” of any Plan or other benefit plan investor consult with their legal counsel prior to directing any such purchase.